UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Michael Fehle / Susan Borinelli (646) 452-2336 / 2333 mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

December 2006 Up 58.5% Year over Year

Mexico City, January 8, 2006 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for December 2006 increased by 58.5% when compared to December 2005.

All figures in this announcement reflect comparisons between December 1 through December 31 2005 and 2006. Transit and general aviation passengers are excluded.

Domestic
Airport	December 2005	December 2006	% Change
Cancún	157,437	241,926	53.7
Cozumel	3,744	5,958	59.1
Huatulco	28,470	24,700	(13.2)
Merida	76,699	80,128	4.5
Minatitlán	13,941	13,599	(2.5)
Oaxaca	46,877	32,872	(29.9)
Tapachula	17,676	20,019	13.3
Veracruz	46,053	66,770	45.0
Villahermosa	58,496	58,063	(0.7)
Total Domestic	449,393	544,035	21.1

International
Airport	December 2005	December 2006	% Change
Cancún	336,433	695,123	106.6
Cozumel	5,264	31,771	503.6
Huatulco	5,245	8,192	56.2
Merida	10,823	13,360	23.4
Minatitlán	337	292	(13.4)
Oaxaca	6,723	3,234	(51.9)
Tapachula	431	339	(21.3)
Veracruz	5,050	5,305	5.0
Villahermosa	4,108	4,036	(1.8)
Total International	374,414	761,652	103.4

Total
Airport	December 2005	December 2006	% Change
Cancún	493,870	937,049	89.7
Cozumel	9,008	37,729	318.8
Huatulco	33,715	32,892	(2.4)
Merida	87,522	93,488	6.8
Minatitlán	14,278	13,891	(2.7)
Oaxaca	53,600	36,106	(32.6)
Tapachula	18,107	20,358	12.4
Veracruz	51,103	72,075	41.0
Villahermosa	62,604	62,099	(0.8)
ASUR Total	823,807	1,305,687	58.5

The large rise in the year-over-year comparison at Cancun and Cozumel airports was mainly due to sharply reduced passenger traffic in December 2005 as a result of damage inflicted by Hurricane Wilma, which hit the Yucatan Peninsula in October 2005. Although there has since been a substantial recovery, passenger traffic at these airports continues to be affected by the impact of Hurricane Wilma on hotel room inventory.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area and caused the cancellation of 68 flights to Oaxaca airport originally scheduled for December. The protests began in May as a teachers’ strike but have grown into more widespread unrest against the Oaxaca state government. The US State Department recently issued an advisory regarding travel to Oaxaca. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect our operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: January 08, 2007